FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 6, 2015

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris 2015 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2015.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2015 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, August 5, 2015. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2015 in comparison with its results for the quarter ended June 30, 2014.

Summary of 2015 Second Quarter Results

(Comparison with first quarter of 2015 and second quarter of 2014)
	Q2 2015	Q1 2015	*		Q2 2014
Net sales ($ million)	1,868	2,254		(17%)	2,661	(30%)
Operating income ($ million)	111	379		(71%)	549	(80%)
Net income ($ million)	72	254		(72%)	420	(83%)
Shareholders’ net income ($ million)	66	255		(74%)	408	(84%)
Earnings per ADS ($)	0.11	0.43		(74%)	0.69	(84%)
Earnings per share ($)	0.06	0.22		(74%)	0.35	(84%)
EBITDA** ($ million)	265	527		(50%)	702	(62%)
EBITDA margin (% of net sales)	14.2%	23.4%			26.4%

*Q1 2015 results had been restated, following a re-evaluation of the carrying value of the Usiminas investment as of September 30, 2014. See “I General Information” to our unaudited consolidated financial statements as of June 30, 2015.
**EBITDA is defined as operating income plus depreciation, amortization and impairment charges / (reversals). EBITDA in Q2 2015 includes severance charges of $89 million. If these charges were not included EBITDA would have been $354 million with a margin of 18.9%.

Our second quarter sales were down 30% year on year, with our Tubes sales down 45% in North America and 21% in the rest of the world, reflecting activity reductions and customer inventory adjustments. Our EBITDA margin declined significantly reflecting restructuring charges along with production inefficiencies and a higher ratio of fixed costs resulting from low utilization of production capacity.

Cash flow from operations amounted to $548 million during the quarter, for a total of $1.4 billion during the first half. Following a dividend payment of $354 million in May 2015, and capital expenditures of $262 million during the second quarter, we maintained a net cash position (cash and other current investments less total borrowings) of $1.8 billion at the end of the quarter.

Market Background and Outlook

Oil and gas drilling activity in North America continued to decline during the second quarter but, over the last month, the US rig count has shown signs of stabilizing at around 50% of last year’s level. The Canadian rig count is also down over 40% year on year. In most other areas of the world, oil and gas drilling activity continues to decline at a more gradual pace as companies reduce their investments, delaying projects as they adjust costs to the lower oil price environment.

Demand for OCTG products this year is being affected by the decline in drilling activity and by inventory adjustments which are ongoing in the Middle East, sub-Saharan Africa and in North America as the level of imports has declined.

We expect our revenues to decline further in the third quarter, when we will have an unusually low level of shipments of premium products. Average selling prices will be lower during the second half reflecting lower market prices and a less favorable product mix. Our margins in the third quarter will continue to be affected by low utilization of production capacity, but should improve in the fourth quarter as shipments start to recover.

Going into 2016, we expect shipments to continue to recover as customer inventory reductions come to an end and our margins will benefit from cost reduction measures and from the full impact of the current low raw material costs.

In the current difficult market conditions, we are advancing with the restructuring of our operations and remain focused on reducing our costs, strengthening our market position and enhancing our service deployment in key regions. Our expected cash flow will allow us to maintain our strong financial position.

Analysis of 2015 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	Q2 2015	Q1 2015		Q2 2014
Seamless	494	655	(25%)	703	(30%)
Welded	141	160	(12%)	199	(29%)
Total	635	815	(22%)	902	(30%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	Q2 2015		Q1 2015		Q2 2014
(Net sales - $ million)
North America	587		961	(39%)	1,069	(45%)
South America	466		487	(4%)	454	3%
Europe	189		236	(20%)	263	(28%)
Middle East & Africa	340		314	8%	560	(39%)
Far East & Oceania	100		78	29%	101	(1%)
Total net sales ($ million)	1,682		2,077	(19%)	2,447	(31%)
Operating income ($ million)	99	†	370	(73%)	538	(82%)
Operating income (% of sales)	5.9%		17.8%		22.0%

†Q2 2015 Tubes operating income includes severance charges of $85 million. If these charges were not included operating income would have been $184 million with a margin of 10.9%.

Net sales of tubular products and services decreased 19% sequentially and 31% year on year. The sequential decline reflects a reduction in volumes of 22% partially offset by a 4% increase in the average selling price, which reflected the inclusion of certain high value products in the sales mix for the quarter. In North America sales declined due to the strong activity reductions and inventory adjustments in the U.S. onshore and Canada and moderately lower shipments in Mexico. In South America, sales declined due to lower OCTG sales in Brazil and the Andean Region, partially offset by higher shipments of pipeline projects in Brazil and Argentina and higher OCTG sales in Argentina. In Europe we had lower OCTG sales in Russia, the North Sea and Romania. In the Middle East and Africa sales increased mainly due to higher OCTG sales to Iraq. In the Far East and Oceania, sales increased due to a concentration of shipments of OCTG products in Indonesia.

Operating income from tubular products and services decreased 73% sequentially and 82% year on year. In addition to the effect of lower sales, operating income during the quarter was negatively affected by inefficiencies associated with low utilization of production capacity and severance costs to adjust the workforce to current market conditions, which amounted to $85 million for the segment.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	Q2 2015	Q1 2015		Q2 2014
Net sales ($ million)	186	177	5%	214	(13%)
Operating income ($ million)	12	9	37%	12	8%
Operating income (% of sales)	6.7%	5.1%		5.6%

Net sales of other products and services increased 5% sequentially, mainly due to higher sales of industrial equipment in Brazil and pipes for electric conduit in the USA. Sequentially, the operating income increased following the increase in sales and a recovery in operating margins in these same businesses.

Selling, general and administrative expenses, or SG&A, amounted to $438 million, or 23.4% of net sales, in the second quarter of 2015, compared to $436 million, 19.4% in the previous quarter and $518 million, 19.5% in the second quarter of 2014. The sequential increase in percentage terms was mainly due to the effect of fixed and semi fixed expenses on lower sales and the effect of $34 million in severance indemnities related to the adjustment of the workforce to current market conditions.

Financial results in the second quarter of 2015 amounted to a loss of $8 million, compared to a loss of $1 million in the previous quarter and to zero in the second quarter of 2014.

Equity in earnings of non-consolidated companies amounted to $4 million in the second quarter of 2015, compared to $8 million in the previous quarter and $14 million in the second quarter of last year. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $35 million in the second quarter of 2015, equivalent to 33.9% of income before equity in earnings of non-consolidated companies and income tax, compared to $132 million, or 34.9% in the previous quarter and $144 million or 26.2% in the second quarter of 2014. As in the previous quarter, during this quarter our tax rate was negatively affected by the effect of certain currencies devaluation against the U.S. dollar, on the tax base used to calculate deferred taxes at subsidiaries which have the U.S. dollar as their functional currency (e.g., Argentine and Mexican peso).

Results attributable to non-controlling interests amounted to gains of $6 million in the second quarter of 2015, compared to a $1 million loss in the previous quarter and $12 million gains in the second quarter of 2014. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2015 Second Quarter

Net cash provided by operations during the second quarter of 2015 was $548 million, compared to $878 million in the previous quarter and $566 million in the second quarter of 2014. Reductions in working capital (mainly inventories and trade receivables) amounted to $397 million during the second quarter and $516 million in the previous quarter.

Capital expenditures amounted to $262 million for the second quarter of 2015, compared to $261 million in the previous quarter and $223 million in the second quarter of 2014. Capital expenditures mainly relates to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Following a dividend payment of $354 million in May 2015, and capital expenditures of $262 million during the second quarter, we maintained a net cash position (cash and other current investments less total borrowings) of $1.8 billion at the end of the quarter.

Analysis of 2015 First Half Results

	H1 2015		H1 2014	Increase/(Decrease)
Net sales ($ million)	4,122		5,241	(21%)
Operating income ($ million)	490		1,115	(56%)
Net income ($ million)	326		848	(62%)
Shareholders’ net income ($ million)	321		830	(61%)
Earnings per ADS ($)	0.54		1.41	(61%)
Earnings per share ($)	0.27		0.70	(61%)
EBITDA ($ million)	792	†	1,421	(44%)
EBITDA margin (% of net sales)	19.2%		27.1%

†2015 first half EBITDA includes severance charges of $105 million. If these charges were not included EBITDA would have been $897 million with a margin of 21.8%.

Our sales in the first half of 2015 declined 21% compared to the first half of 2014, mainly due to lower shipments of tubular products. EBITDA declined 44% to $792 million in the first half of 2015 compared to $1,421 million in the first half of the previous year, following the decline in sales and a reduction in the Ebitda margin, from 27.1% in the first half of 2014 to 19.2% in the first half of 2015. During the first half of 2015 we had severance costs amounting to $105 million, associated to the adjustment of the workforce to current market conditions. Net income attributable to owners of the parent during the first half of 2015 was $321 million, or $0.27 per share ($0.54 per ADS), which compares with $830 million, or $0.70 per share ($1.41 per ADS), in the first half of 2014. The 62% decline in net income mainly reflects a challenging operating environment affected by lower shipments, inefficiencies associated with low utilization of production capacity and severance costs to adjust the workforce to current market conditions.

Cash flow from operations amounted to $1,426 million during the first half of 2015, including working capital reductions of $912 million. Following a dividend payment of $354 million in May 2015, and capital expenditures of $523 million during the first half of 2015, we reached a net cash position (cash and other current investments less total borrowings) of $1.8 billion at the end of June 2015.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	H1 2015		H1 2014		Increase/(Decrease)
Tubes	3,759	91%	4,865	93%	(23%)
Others	363	9%	376	7%	(4%)
Total	4,122	100%	5,241	100%	(21%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Sales volume (thousand metric tons)	H1 2015	H1 2014	Increase/(Decrease)
Seamless	1,149	1,372	(16%)
Welded	300	440	(32%)
Total	1,449	1,812	(20%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2015		H1 2014	Increase/(Decrease)
(Net sales - $ million)
North America	1,549		2,154	(28%)
South America	954		894	7%
Europe	425		519	(18%)
Middle East & Africa	654		1,096	(40%)
Far East & Oceania	178		202	(12%)
Total net sales ($ million)	3,759		4,865	(23%)
Operating income ($ million)	469	†	1,099	(57%)
Operating income (% of sales)	12.5%		22.6%

†2015 first half Tubes operating income includes severance charges of $100 million. If these charges were not included operating income would have been $569 million with a margin of 15.1%.

Net sales of tubular products and services decreased 23% to $3,759 million in the first half of 2015, compared to $4,865 million in the first half of 2014, as a result of a 20% decline in shipments following the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices and inventory adjustments taking place in the Middle East and Africa and in the United States.

Operating income from tubular products and services decreased 57% to $469 million in the first half of 2015, from $1,099 million in the first half of 2014, following the decline in sales and a reduction in operating margins affected by inefficiencies associated with low utilization of production capacity and severance costs to adjust the workforce to current market conditions, which amounted to $100 million for the segment.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	H1 2015	H1 2014	Increase/(Decrease)
Net sales ($ million)	363	376	(4%)
Operating income ($ million)	22	16	34%
Operating income (% of sales)	5.9%	4.3%

Net sales of other products and services decreased 4% to $363 million in the first half of 2015, compared to $376 million in the first half of 2014, mainly due to lower sales of sucker rods, reflecting the decline in activity in the oil and gas business.

Operating income from other products and services increased 34%, to $22 million in the first half of 2015, compared to $16 million during the first half of 2014, mainly due to an improvement in the operating margins of the industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $874 million in the first half of 2015 and $1,007 million in the first half of 2014, however, it increased as a percentage of net sales to 21.2% in the first half of 2015 compared to 19.2% in the first half of 2014 mainly due to the effect of fixed and semi fixed expenses on lower sales and the effect of $38 million in severance indemnities related to the adjustment of the workforce to current market conditions.

Financial results amounted to a loss of $10 million in the first half of 2015, compared to a gain of $43 million in the first half of 2014. Net finance income amounted to $7 million in the first half of 2015, compared to $3 million in the first half of 2014. In the first half of 2014 we had positive other financial results amounting to $39 million, mainly due to the positive impact from the Argentine peso devaluation against the U.S. dollar on our Argentine peso-denominated borrowings and liabilities.

Equity in earnings of non-consolidated companies generated a gain of $12 million in the first half of 2015, compared to a gain of $33 million in the first half of 2014. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges amounted to $167 million in the first half of 2015, equivalent to 34.7% of income before equity in earnings of non-consolidated companies and income tax, compared to $343 million in the first half of 2014, or 29.6% of income before equity in earnings of non-consolidated companies and income tax. During the first half of 2015, our tax rate was negatively affected by the effect of certain currencies devaluation against the U.S. dollar, on the tax base used to calculate deferred taxes at subsidiaries which have the U.S. dollar as their functional currency (e.g., Argentine and Mexican peso).

Income attributable to non-controlling interests amounted to $5 million in the first half of 2015, compared to $18 million in the first half of 2014. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2015 First Half

Net cash provided by operations during the first half of 2015 amounted to $1,426 million (including working capital reductions of $912 million), compared to $1,178 million in the first half of 2014.

Capital expenditures amounted to $523 million in the first half of 2015, compared to $412 million in the first half of 2014. The increase has to do mainly with the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Following a dividend payment of $354 million in May 2015, our financial position at June 30, 2015, amounted to a net cash position (i.e., cash and other current investments less total borrowings) of $1.8 billion, compared with a net cash position of $1.3 billion at June 30, 2014.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2015 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1940 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 6, 2015, at 8:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 546 5018 within North America or +1 857 244 7550 Internationally. The access number is “80646056”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1:00 pm on August 6 through 11:59 pm on August 13. To access the replay by phone, please dial +1 888. 286.8010 or +1 617 801.6888 and enter passcode “42353815” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2015	2014	2015	2014
Continuing operations	Unaudited		Unaudited
Net sales	1,868,078	2,660,882	4,121,633	5,240,826
Cost of sales	(1,324,377)	(1,590,888)	(2,765,069)	(3,117,922)
Gross profit	543,701	1,069,994	1,356,564	2,122,904
Selling, general and administrative expenses	(437,620)	(518,237)	(873,727)	(1,007,097)
Other operating income (expense), net	5,041	(2,475)	7,658	(755)
Operating income	111,122	549,282	490,495	1,115,052
Finance Income	10,978	15,655	23,085	27,120
Finance Cost	(9,363)	(10,618)	(15,620)	(23,621)
Other financial results	(9,718)	(4,567)	(16,988)	39,464
Income before equity in earnings of non-consolidated companies and income tax	103,019	549,752	480,972	1,158,015
Equity in earnings of non-consolidated companies	4,269	14,367	12,184	33,188
Income before income tax	107,288	564,119	493,156	1,191,203
Income tax	(34,965)	(144,219)	(166,890)	(343,284)
Income for the period	72,323	419,900	326,266	847,919

Attributable to:
Owners of the parent	66,314	407,885	321,396	830,390
Non-controlling interests	6,009	12,015	4,870	17,529
	72,323	419,900	326,266	847,919

On May 28, 2015, Tenaris restated its Consolidated Financial Statements as of and for the year ended December 31, 2014 to reduce the carrying amount of Tenaris’ investment in Usiminas as of September 30, 2014. As a result of such restatement, the financial statements at March 31, 2015 were also restated to reflect such lower carrying value. See “I General Information” to our unaudited consolidated financial statements as of June 30, 2015.

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2015		At December 31, 2014
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,367,107		5,159,557
Intangible assets, net	2,674,520		2,757,630
Investments in non-consolidated companies	596,561		643,630
Available for sale assets	21,572		21,572
Other investments	1,561		1,539
Deferred tax assets	207,360		268,252
Receivables	247,522	9,116,203	262,176	9,114,356
Current assets
Inventories	2,142,391		2,779,869
Receivables and prepayments	237,192		267,631
Current tax assets	165,998		129,404
Trade receivables	1,531,594		1,963,394
Other investments	2,569,066		1,838,379
Cash and cash equivalents	519,230	7,165,471	417,645	7,396,322
Total assets		16,281,674		16,510,678
EQUITY
Capital and reserves attributable to owners of the parent		12,456,552		12,654,114
Non-controlling interests		155,450		152,200
Total equity		12,612,002		12,806,314
LIABILITIES
Non-current liabilities
Borrowings	25,557		30,833
Deferred tax liabilities	712,447		714,123
Other liabilities	269,925		285,865
Provisions	67,108	1,075,037	70,714	1,101,535

Current liabilities
Borrowings	1,235,138		968,407
Current tax liabilities	181,233		352,353
Other liabilities	374,119		296,277
Provisions	16,796		20,380
Customer advances	213,670		133,609
Trade payables	573,679	2,594,635	831,803	2,602,829
Total liabilities		3,669,672		3,704,364
Total equity and liabilities		16,281,674		16,510,678

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2015	2014	2015	2014
Cash flows from operating activities	Unaudited		Unaudited
Income for the period	72,323	419,900	326,266	847,919
Adjustments for:
Depreciation and amortization	153,464	153,079	301,201	305,743
Income tax accruals less payments	(101,751)	(12,379)	(87,614)	58,411
Equity in earnings of non-consolidated companies	(4,269)	(14,367)	(12,184)	(33,188)
Interest accruals less payments, net	1,838	(9,957)	(2,613)	(18,056)
Changes in provisions	3,396	4,054	(7,190)	8,978
Changes in working capital	396,846	16,702	912,482	33,362
Other, including currency translation adjustment	26,242	9,454	(4,366)	(24,839)
Net cash provided by operating activities	548,089	566,486	1,425,982	1,178,330

Cash flows from investing activities
Capital expenditures	(261,928)	(223,177)	(523,187)	(412,222)
Changes in advance to suppliers of property, plant and equipment	13,605	3,802	15,899	(24,849)
Investment in non-consolidated companies	-	-	-	(1,380)
Net loan to non-consolidated companies	(3,461)	(9,900)	(9,749)	(28,648)
Proceeds from disposal of property, plant and equipment and intangible assets	1,319	2,579	1,873	6,606
Dividends received from non-consolidated companies	20,674	17,429	20,674	17,429
Changes in investments in short term securities	(193,956)	(195,629)	(730,687)	(500,075)
Net cash used in investing activities	(423,747)	(404,896)	(1,225,177)	(943,139)

Cash flows from financing activities
Dividends paid	(354,161)	(354,161)	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries	-	(400)	-	(48,289)
Acquisitions of non-controlling interests	(854)	(50)	(854)	(140)
Proceeds from borrowings (*)	516,584	712,807	1,123,894	1,207,214
Repayments of borrowings (*)	(441,268)	(531,530)	(859,463)	(1,000,200)
Net cash used in financing activities	(279,699)	(173,334)	(90,584)	(195,576)

Increase in cash and cash equivalents	(155,357)	(11,744)	110,221	39,615
Movement in cash and cash equivalents
At the beginning of the period	671,817	649,689	416,445	598,145
Effect of exchange rate changes	264	1,879	(9,942)	2,064
Increase in cash and cash equivalents	(155,357)	(11,744)	110,221	39,615
At June 30,	516,724	639,824	516,724	639,824

	At June 30,		At June 30,
Cash and cash equivalents	2015	2014	2015	2014
Cash and bank deposits	519,230	642,382	519,230	642,382
Bank overdrafts	(2,506)	(2,558)	(2,506)	(2,558)
	516,724	639,824	516,724	639,824